EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025 AND SCHEDULES APRIL 27, 2026 CONFERENCE CALL

WINNIPEG, CANADA – (April , 2025) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the year ended December 31, 2025 and will have a conference call to present the Financial Results on April 27, 2026 at 8:30 am Eastern Time.

Quarter and Year Ended December 31, 2025 Highlights:

•	Recorded total net revenue of $28.9 million during the year ended December 31, 2025 compared to $21.9 million for the year ended December 31, 2024;

•	Recorded total net revenue of $8.5 million during the quarter ended December 31, 2025 compared to $5.9 million for the quarter ended December 31, 2024;

•	Recorded total net revenue from the sale of AGGRASTAT® of $5.7 million during the year ended December 31, 2025 compared to $8.1 million for the year ended December 31, 2024;

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The Pharmacy Business Segment, which includes Marley Drug, and the Company’s two newly acquired pharmacies (purchased in 2025), Gateway Medical Pharmacy and West Olympia Pharmacy, recorded total net revenue of $20.3 million ($3.7 million from sales of ZYPITAMAG®, and $16.6 million from other pharmacy revenue) during the year ended December 31, 2025 compared to net revenue from the Marley Drug business of $10.8 million ($3.2 million from sales of ZYPITAMAG® , and $7.6 million from other pharmacy revenue) for the year ended December 31, 2024;

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Recorded total net revenue from the sale of ZYPITAMAG® of $6.5 million ($2.8 million through the traditional insured channels, and $3.7 million through Marley Drug) during the year ended December 31, 2025 compared to $6.2 million ($3.0 million through the traditional insured channels, and $3.2 million through Marley Drug) for the year ended December 31, 2024;

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Medicure invested $3.2 million in research and development during the year ended December 31, 2025, underscoring its commitment to advancing innovative therapies, such as the Phase 3 trial of Medicure’s investigational product MC-1 for the treatment of PNPO deficiency and delivering long-term value to patients and shareholders;

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Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the year ended December 31, 2025 was negative $1.5 million compared to adjusted EBITDA of negative $437,000 for the year ended December 31, 2024; and

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Net loss for the year ended December 31, 2025 was $7.1 million or $0.68 per share compared to a net loss of $1.0 million or $0.10 per share for the year ended December 31, 2024; the net loss is due in large part to a Centers for Medicare and Medicaid (“CMS”) rebate liability issued to the Company in the amount of $2.1 million, $3.2 million invested into research and development, primarily relating to MC-1 for the treatment of PNPO deficiency, in addition to non-cash expenses including $2.6 million of amortization on the assets relating to the purchase of ZYPITAMAG® and the Pharmacy Business Segment.

Financial Results

Net AGGRASTAT product sales for the year ended December 31, 2025, were $5.7 million compared to $8.1 million for the year ended December 31, 2024. The decrease in AGGRASTAT revenues compared to the previous year is the result of a decrease in the volume of AGGRASTAT sold and pricing competition from generic tirofiban.

Marley Drug recorded net revenue of $12.8 million during the year ended December 31, 2025 compared to net revenue of $10.8 million during the year ended December 31, 2024.The pharmacy business continues to focus on diversifying its revenue by securing exclusive product offerings and partnerships, which helped contribute to the increase in revenue during the current year. Offsetting the increase in revenue is a decline in reimbursements from pharmacy benefit managers which only impacts insured prescription sales. Going forward, the focus of Marley Drug is to continue growing its sales of ZYPITAMAG® and increasing its exclusive product offerings and business partnerships.

Gateway Pharmacy contributed $2.8 million of net revenue during the current year. Given Gateway Pharmacy was acquired during the current year, the Company did not record any net revenue in relation to the business during the year ended December 31, 2024. The Company started offering ZYPITAMAG® through the pharmacy during the current year and intends on adding additional product offerings throughout 2026.

West Olympia Pharmacy contributed $4.7 million of net revenue during the year ended December 31, 2025. Given West OIympia Pharmacy was acquired during the current year, the Company did not record any net revenue in relation to West Olympia Pharmacy during the year ended December 31, 2024. The Company has started offering ZYPITAMAG® through West Olympia Pharmacy and the Company plans on adding additional product offerings at the pharmacy throughout 2026.

ZYPITAMAG through insured channels contributed $2.8 million of revenue for the year ended December 31, 2025 compared to $3.0 million for the year ended December 31, 2024. The decrease in ZYPITAMAG® revenue during the year ended December 31, 2025, can be attributed to lower utilization of the product through insurance formularies, specifically Medicare Part D. This amount does not include sales of ZYPITAMAG® through the Pharmacy Business Segment.

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Research and development expenditures for the year ended December 31, 2025 totaled $3.2 million compared to $3.1 million for the year ended December 31, 2024. Research and development expenditures include costs associated with the Company’s ongoing clinical development and pre-clinical programs including salaries and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional products.

Adjusted EBITDA for the year ended December 31, 2025 was negative $1.5 million compared to adjusted EBITDA of negative $437,000 for the year ended December 31, 2024. The main factors contributing to a decrease in adjusted EBITDA during the current year were decreased AGGRASTAT® revenue, an increase in cost of goods sold as a result of a change in product mix and a higher volume of product sold through the Pharmacy Business Segment, an increase in selling expenses as a result of the rebate liability issued by the CMS, increase in general and administrative expenses as a result of the acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year, an increase in research and development expenses primarily due to the timing of expenses in relation to the development of MC-1, and a decrease in other income as a result of the legal settlement received during the prior year.

Net loss for the year ended December 31, 2025 was $7.1 million or $0.68 per share compared to a net loss of $1.0 million or $0.10 per share for the year ended December 31, 2024. The main factors contributing to the net loss recorded for the year ended December 31, 2025 were decreased AGGRASTAT® revenue, a slight decrease in ZYPITAMAG® revenue through the insured channel, an increase in cost of goods sold, an increase in selling expenses and general and administrative expenses, and an increase in research and development expenses, offset by an increase in Pharmacy Business Segment revenue, including revenue from ZYPITAMAG® through Marley Drug.

At December 31, 2025, the Company had unrestricted cash totaling $3.8 million, a decrease from the $7.2 million of unrestricted cash held as of December 31, 2024. The decrease in cash during the current year is primarily due to the acquisitions of Gateway Medical Pharmacy and West Olympia Pharmacy during the current year.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedarplus.ca and on the Company’s website at www.medicure.com.

Notes

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The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three months and year ended December 31, 2025 and 2024 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

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Conference Call Info:

Topic:  Medicure’s 2025 Year End Results

Call date:  Monday, April 27, 2026

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International:  1 (973) 528-0011

Participant Access Code: 182660

Webcast: This conference call will be webcast live over the internet at the following link:

https://www.webcaster5.com/Webcast/Page/2965/53928

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. Medicure also operates Gateway Medical Pharmacy, located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services. Medicure also operates West Olympia Pharmacy, located in Olympia, Washington in a medical office complex near multiple clinics. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit:

http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	2025	2024
Assets
Current assets:
Cash and cash equivalents	$3,835	$7,191
Accounts receivable	4,817	5,298
Inventories	2,942	3,282
Prepaid expenses	293	126
Total current assets	11,887	15,897
Non‑current assets:
Property and equipment	945	955
Intangible assets	7,748	9,354
Goodwill	4,260	3,375
Other assets	109	98
Total non‑current assets	13,062	13,782
Total assets	$24,949	$29,679
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,587	$7,932
Income taxes payable	90	95
Current portion of lease obligations	464	368
Acquisition payable	388	-
Holdback payable	84	-
Total current liabilities	11,613	8,395
Non‑current liabilities
Lease obligations	427	506
Total non‑current liabilities	427	506
Total liabilities	12,040	8,901
Equity:
Share capital	81,014	81,014
Contributed surplus	11,055	10,919
Accumulated other comprehensive loss	(5,172)	(4,264)
Deficit	(73,988)	(66,891)
Total equity	12,909	20,778
Total liabilities and equity	$24,949	$29,679

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Consolidated Statements of Net Loss and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2025	2024	2023
Revenue, net
Product sales, net	$28,855	$21,907	$21,694
Cost of goods sold	17,107	8,818	7,705
Gross profit	11,748	13,089	13,989

Expenses
Selling	10,462	7,981	8,306
General and administrative	4,995	4,764	4,131
Research and development	3,179	3,081	2,406
	18,636	15,826	14,843

Other Income:
Other Income	-	(1,860)	-
	-	(1,860)	-
Finance costs:
Finance income, net	(122)	(165)	(65)
Foreign exchange loss, net	123	71	108
	1	(94)	43
Net loss before income taxes	$(6,889)	$(783)	$(897)
Income tax expense
Current	(208)	(256)	(25)
Deferred	-	-	-
	(208)	(256)	(25)
Net loss	$(7,097)	$(1,039)	$(922)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:	(908)	1,725	(531)

Comprehensive Income (loss)	$(8,005)	$686	$(1,453)

Loss per share
Basic	$(0.68)	$(0.10)	$(0.09)
Diluted	$(0.68)	$(0.10)	$(0.09)

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2025	2024	2023
Cash (used in) provided by:
Operating activities:
Net loss for the year	$(7,097)	$(1,039)	$(922)
Adjustments for:
Current income tax expense	208	256	25
Amortization of property and equipment	494	438	434
Amortization of intangible assets	2,152	1,876	1,736
Share‑based compensation	136	196	288
Write-down of inventories, net of recoveries	458	78	277
Finance income, net	(122)	(165)	(65)
Unrealized foreign exchange loss (gain)	123	71	108
Change in the following:
Accounts receivable	227	150	760
Inventories	109	(207)	(31)
Prepaid expenses	(204)	237	(26)
Other assets	-	(18)	-
Accounts payable and accrued liabilities	2,948	(494)	(236)
Interest received (paid), net	188	175	48
Income taxes paid, net	(180)	(177)	(61)
Royalties paid	-	-	(256)
Cash flows from operating activities	(560)	1,377	2,079
Investing activities:
Acquisition of intangible assets	-	(739)	(270)
Acquisition of Gateway Pharmacy	(542)
Acquisition of West Olympia Pharmacy	(1,500)	-	-
Cash used in investing activities	(2,042)	(739)	(270)
Financing activities:
Repayment of lease liability	(415)	(370)	(353)
Stock options exercised	-	-	56
Cash used in financing activities	(415)	(370)	(297)
Foreign exchange gain (loss) on cash held in foreign currency	(339)	554	-
Increase in cash and cash equivalents	(3,356)	822	1,512
Cash and cash equivalents, beginning of period	7,191	6,369	4,857
Cash and cash equivalents, end of year	$3,835	$7,191	$6,369

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